MAIL STOP 3561


      October 25, 2005



Peter Dodge, President
Stone Mountain Resources, Inc.
701 North Green Valley Parkway #200
Henderson, Nevada 89074

      Re:	Stone Mountain Resources, Inc.
   Amendment No. 3 to Registration Statement on Form SB-2
   Filed September 29, 2005
   File No. 333-123735


Dear Mr. Dodge:

      We have completed a preliminary reading of your amended registration statement. It appears that your document fails in material respects to comply with the requirements of the Securities
Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments until the following material deficiencies are addressed:


1. The financial statements filed in this amendment should be revised to include audited annual financial statements as required by Item 310(a) of Regulation S-B, including the audit report dated May 18, 2005.











Closing Comments

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Any questions regarding the financial statements may be directed to
Don Wiland at (202) 551-3392. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.



								Sincerely,




								John Reynolds
      Assistant Director


cc:	Gregg E. Jaclin, Esq.
	Fax: (732) 577-1188

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Stone Mountain Resources, Inc.
Mr. Peter Dodge
October 25, 2005
Page 1